Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

March 28, 2018

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

(File No. 333-217358)

Dear Sir or Madam:

This letter serves to provide our response to the comment of the SEC Staff (the “Staff”) received via a telephone call on March 27, 2018 regarding the preliminary copy of the shareholder letter, notice, proxy statement and proxy card (collectively, the “Preliminary Proxy Materials”) filed with the SEC on March 19, 2018 relating to a Special Meeting of Class S shareholders of the following series of the Fund (the “Meeting”): the Core Bond Series, Disciplined Value Series, Equity Income Series, High Yield Bond Series, International Series, Pro-Blend® Conservative Term Series, Pro-Blend® Moderate Term Series, Pro-Blend® Extended Term Series, Pro-Blend® Maximum Term Series, Real Estate Series, Strategic Income Conservative Series, Strategic Income Moderate Series, and Unconstrained Bond Series (collectively, the “Series”). The Meeting is being called for the purpose of approving the adoption of a Rule 12b-1 Distribution and Shareholder Services Plan (“12b-1 Plan”) for the Class S Shares of each Series. Capitalized terms not defined herein should be given the meaning provided in the Preliminary Proxy Materials.

1.	Comment: Please explain why Section 3 of the Distribution and Shareholder Services Plan provided as Appendix A refers to a 12b-1 fee of 0.75%.

2.	Response: Section 3 is a restatement of the general regulatory limits that apply to compensation that may be paid by a fund share class under FINRA Rules regarding “service fees” (up to twenty-five basis points (0.25%)) and fees for distribution services (up to seventy-five basis points (0.75%)). These regulatory limits are commonly included in all mutual fund 12b-1 plans. It is important to note that Exhibit A (via reference from Section 2 of the 12b-1 Plan) sets forth the Class S Shares’ maximum fees for distribution services and services activities under the 12b-1 Plan and Section 3 does not permit the Class S Shares to pay more than the maximum fee stated in Exhibit A.

Because the Class S Shares’ maximum fee for distribution services and services activities under the 12b-1 Plan is only up to 0.25%, Section 3 of the 12b-1 Plan will be deleted from the Plan to eliminate any confusion.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams

Amy J. Williams

Assistant Corporate Secretary

cc:	Kimberly Browning, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

John Emmons, Manning & Napier Advisors, LLC